Item 77M/77Q1(g)—Mergers:

Columbia Funds Series Trust

Columbia Large Cap Growth Fund III (the “Acquiring Fund”) became the surviving entity in a reorganization (the “Reorganization”) with Columbia Large Cap Growth Fund II and Columbia Large Cap Growth Fund V, each a series of Columbia Funds Series Trust (each an “Acquired Fund”, together the “Acquired Funds”).

In December 2015, the Board of Trustees (the Board) of the Acquiring Fund and Acquired Funds approved an Agreement and Plan of Reorganization (each, an Agreement) on behalf of each Fund to merge with and into Columbia Large Cap Growth Fund, a series of Columbia Funds Series Trust I. Shareholder approval of each Agreement was required and earlier this year each Fund began soliciting shareholders in connection with the proposed mergers. Although, in each case, a significant majority of votes that were cast were in favor of each proposed merger, an insufficient number of outstanding shares were voted (either For or Against each proposed merger) to meet the requirement constituting approval by a “majority” of outstanding voting securities, as defined in the Investment Company Act of 1940, as amended (the 1940 Act). The 1940 Act defines such a majority as the lesser of (i) 67% or more of the voting securities of a fund that are present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present or represented by proxy at the meeting, or (ii) more than 50% of the outstanding voting securities of the fund. As a result, the Board has determined to take a different course of action and cancel the previously announced adjourned Joint Special Meeting of Shareholders scheduled for November 29, 2016.

At a meeting held on September 12-14, 2016, the Board, having determined that a reorganization of the Funds was still in the best interest of each Fund’s shareholders, voted to approve a new Agreement and Plan of Reorganization to merge Columbia Large Cap Growth Fund II and Columbia Large Cap Growth Fund V (each, a Selling Fund) with and into Columbia Large Cap Growth Fund III (the Buying Fund). This determination was based in part on applicable law (including the 1940 Act) permitting implementation of the mergers without obtaining shareholder approval. The mergers are expected to occur on or about October 28, 2016 (the Reorganization Date) and are expected to be a tax-free reorganization for U.S. federal income tax purposes.